Exhibit 99.2

CNFINANCE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CNF)

NOTICE OF ANNUAL GENERAL MEETING

To be held on May 20, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of CNFinance Holdings Limited (the “Company”) will be held at 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China on May 20, 2019 at 3:00 p.m. - 5:00 p.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on April 15, 2019.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person. In order to assist us in our preparation for the AGM, please RSVP by email to ir@cashchina.cn.

By Order of the Board of Directors,

CNFinance Holdings Limited

/s/ Bin Zhai

Bin Zhai

Chairman and Chief Executive Officer

Guangzhou, China

April 15, 2019